INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED DECEMBER 31, 2009

(Expressed in Canadian Dollars)

 (Unaudited)

These financial statements have not been reviewed by the Company's auditors

AMARC RESOURCES LTD.
Interim Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	March 31,
	2009	2009
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,835,682	$2,971,352
Restricted cash (note 7(b))	875,000	–
Amounts receivable and prepaid expenses	305,643	266,454
Available-for-sale securities (note 4)	48,500	–
Balance due from a related party (note 8)	16,690	134,815
	4,081,515	3,372,621

Equipment (note 5)	41,920	54,091
Mineral property interests (note 6)	4	4
	$4,123,439	$3,426,716

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$361,887	$33,339
	361,887	33,339

Shareholders' equity
Share capital (note 7)	33,561,165	31,247,065
Share subscriptions received (note 7(b))	875,000	–
Contributed surplus (note 7(e))	1,893,980	1,713,992
Accumulated other comprehensive income	499	–
Deficit	(32,569,092)	(29,567,680)
	3,761,552	3,393,377

Nature and continuance of operations (note 1)
Commitments (note 7(b))
Subsequent events (note 7(b) and note 9)

	$4,123,439	$3,426,716

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

AMARC RESOURCES LTD.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	December 31		December 31
	2009	2008	2009	2008

Expenses
Amortization	$4,057	$5,557	$12,171	$16,146
Conference and travel	4,599	8,118	17,987	44,552
Exploration (schedule)	1,638,400	1,514,785	2,372,792	5,753,322
Legal, accounting, and audit	2,439	1,905	12,962	6,063
Management and consulting	525	16,675	525	56,964
Office and administration	22,927	39,336	110,181	143,485
Salaries and benefits	25,088	106,679	203,795	305,900
Shareholder communication	13,476	44,140	56,695	201,276
Stock-based compensation - exploration (note 7(c))	50,521	1,603	65,200	83,917
Stock-based compensation - administration (note 7(c))	74,483	9,318	114,788	120,820
Trust and filing	5,627	8,950	13,628	15,764
Loss before the following:	1,842,142	1,757,066	2,980,724	6,748,209
Foreign exchange (gain) loss	(2,779)	(176,633)	39,806	(212,520)
(Gain) on sale of equipment	–	–	–	(14,007)
Interest (income)	(3,882)	(9,134)	(19,118)	(76,659)
Tax related to flow-through financing	–	65,286	–	65,286
Loss for the period	$1,835,481	$1,636,585	$3,001,412	$6,510,309

Loss for the period	1,835,481	1,636,585	3,001,412	6,510,309
Other comprehensive income:
Unrealized (gain) on available-for-sale marketable securities (note 4)	(5,499)	–	(499)	–
Total comprehensive loss for the period	$1,829,982	$1,636,585	$3,000,913	$6,510,309

Basic and diluted loss per share	$0.03	$0.02	$0.04	$0.10

Weighted average number of common shares outstanding	72,839,473	67,848,169	72,787,473	67,775,837

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Interim Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Nine months ended		Year ended
	December 31, 2009		March 31, 2009
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	72,739,473	$31,247,065	67,739,473	$30,747,065
Private placement at $0.10 per share (note 7(b))	–	–	5,000,000	500,000
Private placement at $0.50 per share, net of issue costs (note 7(b))	4,800,000	2,297,100	–	–
Share issuance pursuant to Newton property option agreement at $0.17 per share (note 7(b))	100,000	17,000	–	–
Balance at end of the period	77,639,473	33,561,165	72,739,473	31,247,065

Share subscription received
Subscription received pursuant to a private placement (note 7(b))		875,000		–
Balance at end of the period		875,000		–

Contributed surplus
Balance at beginning of the period		1,713,992		1,469,931
Stock-based compensation (note 7(c))		179,988		244,061
Balance at end of the period		1,893,980		1,713,992

Accumulated other comprehensive Income
Unrealized gain on available-for-sale marketable securities		499		–
Balance at end of the period		499		–

Deficit
Balance at beginning of the period		(29,567,680)		(24,458,520)
Loss for the period		(3,001,412)		(5,109,160)
Balance at end of the period		(32,569,092)		(29,567,680)

Total Shareholders' Equity		$3,761,552		$3,393,377

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
	December 31		December 31
Cash provided by (used in)	2009	2008	2009	2008

Operating activities
(Loss) for the period	$(1,835,481)	$(1,636,585)	$(3,001,412)	$(6,510,309)
Items not involving cash:
Amortization	4,057	5,557	12,171	16,146
(Gain) on sale of equipment	–	–	–	(14,007)
Common shares received, included in exploration expenses (note 4)	–	–	(48,001)	–
Common shares issued, included in exploration expenses (note 7(b))	–	–	17,000	–
Stock-based compensation	125,004	10,921	179,988	204,738
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	147,701	(65,610)	(39,189)	(355,410)
Balances due from/to a related party	(191,190)	(241,939)	83,977	(212,543)
Accounts payable and accrued liabilities	(148,088)	(686,458)	328,548	62,239
Cash used in operating activities	(1,897,997)	(2,614,114)	(2,466,918)	(6,809,146)

Investing activities
Proceeds from sale of equipment (note 8(b))	34,148	–	34,148	–
Purchase of equipment	–	–	–	(74,097)
Cash used in investing activities	34,148	–	34,148	(74,097)

Financing activities
Share subscription received	875,000	–	875,000	–
Restricted cash	(875,000)	–	(875,000)	–
Issue of share capital, net of issuance costs	2,297,100	500,000	2,297,100	500,000
Cash flow from financing activities	2,297,100	500,000	2,297,100	500,000

Increase (decrease) in cash and cash equivalents	433,251	(2,114,114)	(135,670)	(6,383,243)
Cash and cash equivalents, beginning of period	2,402,431	3,444,866	2,971,352	7,713,995

Cash and cash equivalents, end of period	$2,835,682	$1,330,752	$2,835,682	$1,330,752

Components of cash and cash equivalents are as follows:
Cash	$2,835,682	$803,975	$2,835,682	$803,975
Bankers acceptances	–	101,852	–	101,852
Treasury bills	–	424,925	–	424,925
	$2,835,682	$1,330,752	$2,835,682	$1,330,752

Supplementary cash flow information:

Interest paid	–	65,286	–	65,286
Interest received	3,882	9,134	19,118	76,659
Income taxes paid	–	–	–	–

Non cash investing and financing activities:
Issuance of common shares for property option fees (note 7(b))	–	–	17,000	–
Common shares received, included in exploration expenses (note 4)	–	–	48,001	–

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Interim Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended		Nine months ended
British Columbia, Canada Properties	December 31		December 31
	2009	2008	2009	2008

Exploration Cost
Assays and analysis	$130,097	$194,444	$187,652	$588,445
Drilling	614,807	210,800	667,925	806,507
Engineering	450	49,391	450	370,280
Equipment rental	12,677	31,231	27,288	118,481
Environmental	13,066	–	108,141	15,475
Freight	241	–	625	6,668
Geological	709,476	601,181	1,057,389	2,310,019
Graphics	2,050	204	15,608	18,338
Helicopter	(13,000)	171,624	134,517	600,495
Mineral Exploration Tax Credit (METC-BC)	–	–	(252,086)	–
Property fees and assessments	31,243	41,139	43,327	60,504
Property option payments	–	–	77,000	10,000
Site activities	97,358	79,413	239,521	488,538
Socioeconomic	14,530	–	32,353	2,730
Travel and accommodation	25,405	135,358	33,082	356,842
Incurred during period	1,638,400	1,514,785	2,372,792	5,753,322
Cumulative expenditures, beginning of period	22,803,151	21,688,111	22,068,759	17,449,574
Cumulative expenditures, end of period	$24,441,551	$23,202,896	$24,441,551	$23,202,896

The accompanying notes are an integral part of these interim consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

Operating results for the three and nine months ended December 31, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2010.

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP") assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These interim consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under Canadian GAAP. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended March 31, 2009, which are available on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All material intercompany balances and transactions have been eliminated.

3.	NEW ACCOUNTING POLICIES NOT YET ADOPTED

(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company's March 31 fiscal year, the transition date for the Company is April 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company is currently in the process of establishing a steering committee, developing a formal project plan, allocating internal resources and engaging expert consultants to monitor the transition from Canadian GAAP to IFRS reporting.

(ii)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

(iii)	Amendments to CICA 3855

The CICA amended Handbook Section 3855 - Financial Instruments-Recognition and Measurement to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments are effective for fiscal years beginning on or after November 1, 2009. These new standards are not expected to have a material impact on the Company’s consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

4.	AVAILABLE-FOR-SALE SECURITIES

As at December 31, 2009, the Company held common shares in the following public companies which were classified as available-for-sale securities:

			Estimated Fair
	Number of		Value at
	Shares	Cost	December 31,
			2009
Falkirk Resources Corp. (note 6(a)(iv))	100,000	$17,000	$14,500
High Ridge Resources Inc. (note 6(a)(i))	100,000	5,000	5,000
Serengeti Resources Inc.	100,000	26,000	29,000
Tulox Resources Inc. (note 6(a)(iii))	250,000	1	–
Total		$48,001	$48,500

As at the March 31, 2009 year end, there were no available-for-sale financial assets held by the Company.

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
December 31, 2009
Site equipment	$44,057	$19,621	$24,436
Computers	30,607	13,123	17,484
Total	$74,664	$32,744	$41,920

March 31, 2009
Site equipment	$44,057	$12,526	$31,531
Computers	30,607	8,047	22,560
Total	$74,664	$20,573	$54,091

6.	MINERAL PROPERTY INTERESTS

(a)	British Columbia, Canada

(i)         Newton Property

In June 2009, the Company entered into an option agreement with High Ridge Resources Inc. ("High Ridge") whereby the Company has the right to earn an 80% interest in the Newton property by making a cash payment of $60,000 (paid), issuing 100,000 of the Company's common shares (issued) to the underlying owners and funding exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed) and an additional $4,700,000 over seven years from the effective date of the agreement. The agreement is subject to an underlying option agreement with arm's length parties, whereby High Ridge has the right to acquire a 100% undivided interest in all the claims held under the agreement through a series of staged payments and share issuances, which High Ridge warrants have been completed, and exploration expenditures to the amount of $240,000 on or before December 31, 2009. The claims held under the Newton agreement are subject to a 2% net smelter royalty, which may be purchased by High Ridge for $2,000,000. Annual advance royalty payments of $25,000 are required starting in 2011.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(ii)         Pinchi Property

In August 2009, the Company entered into an option agreement with Lysander Minerals Corp. ("Lysander") on the Pinchi property. Under the terms of the option agreement, the Company has the right to earn a 60% interest in the Pinchi property by funding $3,151,000 in exploration expenditures on or before December 2012. The Company can earn an additional 15% interest by incurring an additional $4,000,000 in exploration expenditures over the subsequent two calendar years. Upon the earlier of the Company exercising its second option to earn a 75% interest or electing to remain at a 60% interest, the two parties will enter into a joint venture agreement.

(iii)        Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), an unrelated British Columbia company, whereby Tulox may acquire a 50% interest in the property for consideration of 1,600,000 Tulox's common shares (250,000 shares issued) and by incurring $1,000,000 in expenditures on the property over three years. Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty following the commencement of commercial production on the property. In addition, the Company receives a "back-in right" whereby the Company can acquire a 60% interest in the property by agreeing, within 90 days of the completion of a pre-feasibility study, to fund a further $10,000,000 of exploration expenditures on the property. However, upon exercise of the "back-in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

During the period ended December 31, 2009, pursuant to the Tulox property agreement, the Company received 250,000 common shares of Tulox Resources Inc. (note 4), which the Company has recorded at a nominal value of $1.

(iv)        Bodine Property

In November 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property ("Bodine"). The Bodine property is located approximately 110 kilometers northeast of Smithers, in the Omineca Mining Division in central British Columbia. At December 31, 2009, the Bodine covered approximately 224 square kilometers.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 ($125,000 paid) and expending $2,000,000 (incurred) on the property over four years. Bodine is subject to a 3% NSR, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement.

Effective June 5, 2009, the Company reached an agreement (the "Falkirk Agreement") with Falkirk Resources Corp. ("Falkirk"), which was subsequently amended on August 25, 2009. Under the amended option agreement and subject to the underlying Bodine Property Agreement, Falkirk has the right to earn a 50% interest in the Bodine property by issuing 200,000 common shares to the Company (100,000 shares issued) and funding $600,000 in exploration expenditures on or before December 31, 2009 (completed).

(v)         Sitlika Properties

The Company acquired by staking 100% interests in several mineral properties located in the Omineca, Cariboo and Clinton Mining Divisions of British Columbia, which covers approximately 40 square kilometers ranging in location from approximately 110 kilometers northeast of Smithers to approximately 35 kilometers southwest of Williams Lake. As of December 31, 2009, these properties included the Aspira, Huge East, Megamine, and Polymet claims.

b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

At December 31, 2009, the Company had 77,639,473 (March 31, 2009 – 72,739,473) common shares issued and outstanding.

In December 2009, the Company arranged a private placement of 11,000,000 of its common shares at a price of $0.50 per share, consisting of 4,800,000 flow-through shares and 6,200,000 non-flow-through shares as follows.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Flow through shares

As at December 31, 2009, the flow-through shares were fully paid-up. In accordance with the terms of flow-through share agreements, the Company is obligated to spend the proceeds from the flow-through shares on eligible exploration activities by December 31, 2010.The Company is subject to a tax on the portion of proceeds unspent after February 2010.

Non-flow-through shares

Subsequent to period end, the Company completed the private placement of 6,200,000 non-flow-through shares in January 2009. As at December 31, 2009, the Company had received $875,000 in subscription proceeds for 1,750,000 non flow-through share, which amount has been recorded as restricted cash.

In August 2009, the Company issued 100,000 common shares pursuant to the Newton property agreement (note 6(a)(i)). The Company recorded this issuance and the corresponding property option fees at $17,000, being the estimated fair value of the shares using the quoted market price on the date of issuance.

In December 2008, the Company completed a private placement of 5,000,000 units at a price of $0.10 per unit. Each unit consisted of one flow-through common share and one non-flow-through warrant. Each warrant is exercisable to purchase one additional common share at a price of $0.10 for a 24 month period. In accordance with the terms of the flow-through share agreements, the Company has spent total proceeds from the share issuance on eligible exploration expenses and has renounced those expenses to the investors.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the nine months ended December 31, 2009 was:

	Exercise	March 31			Expired/	December 31
Expiry date	price	2009	Granted	Exercised	Cancelled	2009
July 19, 2011	$0.70	1,713,600	–	–	(68,800)	1,644,800
April 28, 2012	$0.70	–	70,000	–	–	70,000
Total		1,713,600	70,000	–	(68,800)	1,714,800
Weighted average exercise price		$0.70	$0.70	$–	$0.70	$0.70

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the year ended March 31, 2009 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2008	Granted	Exercised	Cancelled	2009
July 19, 2011	$0.70	–	1,828,200	–	(114,600)	1,713,600
Weighted average exercise price		$–	$0.70	$–	$0.70	$0.70

As at December 31, 2009, 1,005,320 options had vested (March 31, 2009 – 528,360).

Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting during the nine months ended December 31, 2009, and which have been reflected in the consolidated statements of operations, is as follows:

	Three months ended December 31		Nine months ended December 31
	2009	2008	2009	2008
Exploration:
Engineering	$1,693	$4,149	$5,409	$14,782
Environmental, socioeconomic and land	3,644	(389)	4,258	3,304
Geological	45,184	(2,157)	55,533	65,831
Exploration	50,521	1,603	65,200	83,917
Administration	74,483	9,318	114,788	120,820
Total compensation cost recognized in
operations, credited to contributed surplus	$125,004	$10,921	$179,988	$204,737

The assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

		Three months ended December 31				Nine months ended December 31
		2009		2008		2009		2008
Risk-free interest rate		2.45%		3.24%		2.45%		3.00%
Expected life		3.0 years		3.0 years		3.0 years		3.0 years
Expected volatility		85.2%		80%		85.2%		75%
Expected dividend yield	$	nil	$	nil	$	nil	$	nil
Weighted average fair value		$0.24		$0.11		$0.24		$0.11

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the nine months ended December 31, 2009 was:

	Exercise	March 31			Expired/	December 31
Expiry date	Price	2009	Issued	Exercised	Cancelled	2009
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000
Exercise price		$0.10	–	–	–	$0.10

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2009 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2008	Issued	Exercised	Cancelled	2009
January 17, 2009	$0.55	5,700,000	–	–	5,700,000	–
February 9, 2011	$0.10	–	5,000,000	–	–	5,000,000
Total		5,700,000	5,000,000	–	5,700,000	5,000,000
Weighted average
exercise price		$0.55	$0.10	$–	$0.55	$0.10

(e)	Contributed surplus

The components of contributed surplus were:

	December 31	March 31
	2009	2009
Fair value of warrants	$982,110	$982,110
Cumulative stock-based compensation	1,316,966	1,136,978
Contributed surplus transferred to share capital relating to options exercised	(405,096)	(405,096)
Total	$1,893,980	$1,713,992

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances	December 31	March 31
	2009	2009
Balances receivable:
Hunter Dickinson Services Inc. (a)	$16,690	$90,140
Farallon Minera Mexicana (b)	–	44,675
	$16,690	$134,815

Transactions	Three months ended December 31		Nine months ended December 31
	2009	2008	2009	2008
Services received and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$299,923	$601,833	$1,143,735	$2,600,562
Sale of equipment:
Farallon Minera Mexicana (b)	$–	$–	$–	$32,679

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis.

AMARC RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For three and nine months ended December 31, 2009
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)

Farallon Minera Mexicana S.A. de C.V. ("FMM") is a subsidiary of Farallon Resources Ltd., a publicly traded company which has a director in common with the Company. During the year ended March 31, 2009, the Company sold some used equipment to FMM at market value, for US$30,800.

9.	SUBSE QUENT EVENTS

Except as stated is note 7(b), there were no significant events subsequent to December 31, 2009 requiring disclosure in these interim consolidated financial statements.